15025485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 068118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFC Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Poydras Street, Suite 2430
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita M. Reed, CPA 504-299-2990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

1100 Poydras Street, 30th Floor	New Orleans	LA	70163
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rita M. Reed, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFC Capital Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

RICHARD B. EHRET, LSBN: 16901
NOTARY PUBLIC
In and for the State of Louisiana
My Commission is
Issued For Life

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

We have audited the accompanying statements of FFC Capital Advisors, LLC (the Company) (a Louisiana corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FFC Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

30th Floor - Energy Centre • 1100 Poydras Street • New Orleans, LA 70163-3000 • Tel: 800.201.7332
One Galleria Blvd., Suite 2100 • Metairie, LA 70001 • Tel: 504.837.5990 • Fax: 504.834.3609

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination for Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

New Orleans, Louisiana
March 11, 2015

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,267,114
Restricted cash		100,000
Receivables from clearing organizations		903
Due from affiliate		5,912
Other assets		10,057
Intangible asset, net		34,838
Furniture and equipment, net		176,918
Total Assets	$	1,595,742

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payables and accrued expenses	$	73,342
Payable to broker-dealers and clearing organizations		5,702
Deferred rent		33,560
Due to affiliate		38,285
Total Liabilities		150,889
MEMBERS' EQUITY		
Common unit shares issued, 100,000 shares		1,660,123
Preferred unit shares issued, 3 shares		1,500,000
Accumulated equity (deficit)		(1,715,270)
Total Members' Equity		1,444,853
Total Liabilities and Members' Equity	$	1,595,742

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions and other	$	48,441
Principal transactions		297,399
Other income		10,821
Total revenues		356,661
Expenses:		
Salaries and employee benefits		302,827
Management fees		208,333
Depreciation and amortization		54,717
Impairment loss		39,154
Marketing and business development		34,060
Occupancy		68,048
Other general and administrative expenses		37,063
Communication and data processing		134,975
Outside services		174,496
Licenses and fees		24,076
Floor brokerage and clearance fees		100,000
Total expenses		1,177,749
Net loss	$	(821,088)

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Unit Shares Issued	Preferred Unit Shares Issued	Accumulated Equity (Deficit)	Total
Balance, January 1, 2014	$ 1,580,123	$ -	$ (867,932)	$ 712,191
Common units shares issued	80,000	-	-	80,000
Preferred units shares issued	-	1,500,000	-	1,500,000
Preferred dividends paid	-	-	(26,250)	(26,250)
Net loss	-	-	(821,088)	(821,088)
Balance, December 31, 2014	$ 1,660,123	$ 1,500,000	$ (1,715,270)	$ 1,444,853

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2014

Liabilities subordinated to claims of general creditors at January 1, 2014	$ -
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at December 31, 2014	$ -

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (821,088)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization expense	54,717
Impairment loss on intangible asset	39,154
Changes in operating assets and liabilities:	
Accounts receivable	1,929
Receivables from clearing organizations	11,313
Due from/to affiliates	31,749
Other assets	50,922
Accounts payables	20,482
Payables to clearing organizations	965
Deferred rent	(2,717)
Other liabilities	(10,326)
Net cash used in operating activities	(622,900)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(16,990)
Net cash used in investing activities	(16,990)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common share units	80,000
Proceeds from issuance of preferred shares units	1,500,000
Dividends paid	(26,250)
Net cash provided by financing activities	1,553,750
NET INCREASE IN CASH	913,860
Cash, beginning of year	353,254
Cash, end of year	$ 1,267,114

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Description of business

FFC Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory, public finance and bond trading capabilities to individuals, state, local and political subdivisions throughout the Southeast and Gulf Coast Regions in the United States.

The Company was organized under the laws of the State of Louisiana on June 22, 2007. The Company operated as a startup organization until it was approved by FINRA in December 2011 to offer the sale of general securities to individual and corporate customers. In April 2012, the Company executed an agreement with a third party clearing broker/dealer to carry customer accounts and to accept customer funds and securities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

Restricted cash

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above that is considered to be restricted and is not considered a cash equivalent.

Receivables from and payable to clearing organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

1. Summary of significant accounting policies (continued)

Intangible asset, net

Intangible asset is recorded using the lower of cost or fair value, which was fair value as of December 16, 2011. Amortization is recorded on a straight–line basis using an estimated useful life of 10 years. Management believes that there will be no remaining value of the intangible asset at the end of its estimated useful life.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation and amortization is recorded on a straight–line basis using estimated useful lives of 3-10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions income

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on trade date basis as securities transactions occur.

Principal transactions

Principal transactions revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent.

Lease expense

The Company expenses rent on a straight-line basis over the lease term.

Impairment of long-lived assets

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), long-lived assets used in the business are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. A history of operating losses is a primary indicator of potential impairment.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective tax returns.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of significant accounting policies (continued)**

Income taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC relating to Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The federal tax years open for assessment include years ending on or after December 31, 2011.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value

Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

2. **Intangible asset**

Intangible asset consists of an unregistered trademark, as follows:

Trademark	$ 60,252
Less: accumulated amortization	(25,414)
	$ 34,838

Amortization expense amounted to $5,534 during the year ended December 31, 2014.

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. During 2014, the Company determined that, based on estimated future cash flows, the carrying amount of the unregistered trademark exceeded its fair value by $39,154; accordingly, an impairment loss of that amount was recognized and recorded by the Company.

3. Property and equipment, net

Classification of furniture and equipment, net are summarized as follows:

Furniture	$ 66,479
Office equipment	65,647
Leasehold improvements	109,670
Computer software licenses	55,000
	296,796
Less: accumulated depreciation and amortization	(119,878)
	$ 176,918

Depreciation and amortization expense amounted to $54,717 during the year ended December 31, 2014.

4. Related party transactions

On July 25, 2010, a management agreement with a twenty three percent (23%) member of the Company became effective. The member provides Managers to oversee the operation of the Company. Therefore, the member is entitled to receive a fee for the services rendered. The amount of the fee shall be determined by the members but will be no less than the greater of $250,000 annually or ten percent (10%) of the eligible gross revenue of the Company. The Company shall reimburse any Manager for reasonable out-of-pocket expenses that were incurred by the Manager on behalf of the Company with respect to the operation of the Company. Under this management agreement, the Company expensed the member $208,333 for the year ended December 31, 2014. The agreement was suspended for May and June of 2014 in exchange for additional common share units for the member. Also, the member agreed to pay all health insurance, certain technology, and shared marketing and software expenses. A reasonable basis for allocation (square footage, percent of total revenue, and hours worked) is used to apportion shared expenses to the Company. In addition, the member agreed to be legally liable to vendors for the costs incurred and expenses paid on behalf the Company. Amounts due from affiliates relating to reimbursement of expenses from a member totaled $5,912 at December 31, 2014. Amounts due to affiliate relating to the December management fee and reimbursement of costs associated with the expense sharing agreement totaled $38,285 at December 31, 2014.

An owner of an equity share of the Company also acts in the capacity of a commissioned broker for the Company. This owner was paid approximately $88,000 of net commissions for the year ended December 31, 2014. A second owner of an equity share of the Company also acts in the capacity of commissioned broker for the Company and also receives a salary from the Company as its sales manager. Amounts of approximately $7,000 of commission fees were collected from this second owner for the year ended December 31, 2014. The second owner also was paid a salary of approximately $60,000 in salary during the year ended December 31, 2014.

NOTES TO FINANCIAL STATEMENTS

5. Principal transactions

The Company's principal transactions by reporting category for the year ended December 31, 2014, is as follows:

Fixed income	$ 297,399

6. Leases

The Company conducts its operations from an office under a non-cancelable operating lease. The lease term is a seven year period ending on September 30, 2019. The Company entered into a second non-cancelable lease for an additional facility in Opelousas, Louisiana during 2013. The lease term on the Opelousas lease is a four year period ending on February 28, 2017. Lease expense of $55,476 was recorded for the year ended December 31, 2014 related to these lease agreements. Future minimum payments required under the operating leases are as follows:

2015	$ 59,613
2016	60,105
2017	55,083
2018	53,783
2019	40,337
	$ 268,921

7. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule, of $100,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2014, the Company had net capital of $1,217,128, which was $1,117,128 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $150,889 at December 31, 2014. The Company's ratio of aggregate indebtedness to net capital ratio was 0.12 to 1 at December 31, 2014.

The Company was in violation of the Net Capital Rule from September 29, 2014 to September 30, 2014. The Company notified FINRA and the SEC and ceased operations for the identified period. The Company issued preferred units shares to a member on October 1, 2014 for $1,500,000. The equity infusion resolved the Net Capital Rule violation and the Company resumed business operations.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

NOTES TO FINANCIAL STATEMENTS

8. Members' equity

The Company has issued 100,000 shares of common units and 3 shares of preferred units. The holders of common share units are entitled to cast one vote for all matters that are submitted to the vote of members of the Company. The holders of preferred shares of the Company do not vote on matters and receive a dividend payment with a cumulative preferred annualized rate of return of seven percent. The Company paid dividends of $26,250 to preferred holders during the year ended December 31, 2014.

Upon the occurrence of a buy-sell event, the Company shall have exclusive option to purchase the withdrawing member's ownership interest within thirty calendar days following delivery to the Company of the buy-sell notice. The Company must give notice of its election of the purchase option to the withdrawing member or the withdrawing member's representative within thirty calendar days of receipt of the buy-sell notice.

Upon the occurrence of a buy sell event, and expiration of the Company's purchase option, or in the event the Company chooses to refuse its right to invoke its right of first refusal, each of the members, except the withdrawing member, shall have an option to purchase the withdrawing member's ownership interest. This right will be allocated among the members who elect to purchase in the proportion they mutually agreed upon, or, in the absence of agreement, in the ratio that each of the purchasing members' ownership interest bears the aggregate ownership interest of all purchasing members. The purchasing members must give notice of their election to exercise their purchase option to the withdrawing member and all other members within sixty calendar days following delivery of the buy-sell notice.

9. Business environment

The Company has experienced reoccurring losses from operations since inception totaling $1,690,580. However, the Company has a members' equity balance of $1,444,853 as of December 31, 2014. This is due to capital infusions from members. The Company is committed to exploring opportunities to strengthen cash flow and its financial condition. The Company will (1) revise the sales strategy to be more proactive in seeking out municipal underwriting opportunities, (2) complete the FINRA current member application process to ensure the Company has the ability to issue additional common share units, (3) maintain current preferred unit placement documents to ensure the Company has the ability to conduct self-offerings through private placement to accredited investors.

While no individual voting or non-voting member can guarantee a financial commitment in the future, the voting and non-voting members are committed to ensuring that the Company has the ability to continue operating its core business model and raising equity should 2015 operating activities result in a net loss.

NOTES TO FINANCIAL STATEMENTS

10. Contingencies

In the normal course of business activities, the Company is subject to regulatory examination or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

11. Subsequent events

Management has evaluated subsequent events through the date that the financial statements were available to be issued March 11, 2015 and determined no subsequent events have occurred that require disclosure.

SUPPLEMENTAL INFORMATION

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2014

NET CAPITAL	
Total members' equity	$ 1,444,853
Less nonallowable assets:	
Due from affiliate	(5,912)
Furniture and equipment, net	(176,918)
Intangible asset, net	(34,838)
Other assets	(10,057)
	(227,725)
NET CAPITAL	$ 1,217,128
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
EXCESS NET CAPITAL	$ 1,117,128
AGGREGATE INDEBTEDNESS	$ 150,889
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.12 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

FFC CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3

As of December 31, 2014

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

FFC CAPITAL ADVISORS, LLC
Schedule III
Information for Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2014

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

REVIEW

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FFC Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FFC Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) FFC Capital Advisors, LLC stated that FFC Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FFC Capital Advisor LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FFC Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

New Orleans, Louisiana
March 11, 2015

30th Floor - Energy Centre • 1100 Poydras Street • New Orleans, LA 70163-3000 • Tel: 800.201.7332
One Galleria Blvd., Suite 2100 • Metairie, LA 70001 • Tel: 504.837.5990 • Fax: 504.834.3609

Exemption Report

FFC Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii), which states:

"Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer."

((2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal period without exception.

I, Octave J. Francis, III, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Octave J. Francis, III

Title: Managing Principal

March 11, 2015